# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Processa Pharmaceuticals, Inc., CIK 0001533743
CUSIP: 74275C403
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 601 21ST STREET, SUITE 300, 601 21ST STREET, SUITE 300, VERO BEACH, Florida (FL), 32960
Date of event which requires filing of this statement: 02/13/2026
Amends the filing with accession number 0002081456-25-000001
Filed by CIK 0002081456
Persons authorized to receive notices and communications: Michelle Reihel, 2029 Century Park East, Suite 400, Los Angeles, California (CA), 90067, (213) 596-5620; Alexandre Dreyfus, 179 Wembley Business Centre, Level 6, Triq D'Argens, Msida MSD, Malta (O1), 1360, 35699997878

## Reporting persons
- HX Entertainment Ltd (CIK 0002081456): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 305,644; shared voting power 0; sole dispositive power 305,644; shared dispositive power 0; aggregate amount beneficially owned 305,644 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Processa Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 601 21ST STREET, SUITE 300, 601 21ST STREET, SUITE 300, VERO BEACH, Florida (FL), 32960

## Item 2. Identity and Background
Name of person filing: The Chiliz Group Ltd, formally HX Entertainment Ltd.
Residence or business address:
179 Wembley Business Centre, Level 6
Triq D'Argens, Msida MSD 1360
Malta
Present principal occupation or employment: The principal business of The Chiliz Group (formally, HX Entertainment) is investment and entertainment services. The Chiliz Group is controlled by Alexandre Dreyfus, who serves as Chief Executive Officer of Chiliz Group, Socios.com, and Qamar Ventures. Mr. Dreyfus is a prominent entrepreneur in the blockchain and cryptocurrency industry.
Criminal convictions in the last five years: During the last five years, neither The Chiliz Group (formally, HX Entertainment) nor any of the persons controlling The Chiliz Group have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither HX Entertainment nor any of the persons controlling The Chiliz Group (formally, HX Entertainment) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: The Chiliz Group (formally, HX Entertainment) is organized under the laws of Malta. Alexandre Dreyfus, who controls The Chiliz Group, is a French citizen residing in Malta.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 305,644 shares of Common Stock beneficially owned by The Chiliz Group (formally, HX Entertainment) is approximately $1,443,784 consisting of an August 4-5, 2025 purchase of 5,467,181 shares of Common Stock (pre-reverse stock split) were acquired at approximately $0.2275 per share for an aggregate purchase price of approximately $1,243,784, pursuant to a Securities Purchase Agreement dated August 4, 2025, as disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 7, 2025. Following the Issuer's 1-for-25 reverse stock split effective December 16, 2025, these shares were adjusted to 218,688 shares of Common Stock (rounded up to the nearest whole share in accordance with the Issuer's Certificate of Amendment, which provides that stockholders holding a number of shares not evenly divisible by the reverse stock split ratio are entitled to a number of shares rounded up the nearest whole number). On February 13, 2026, 86,956 shares of Common Stock (post-reverse stock split) were acquired at $2.30 per share for an aggregate purchase price of $200,000, pursuant to a Securities Purchase Agreement dated February 13, 2026. The funds used to purchase the Common Stock were derived from the Chiliz Group's working capital and investment funds. No portion of the purchase price was borrowed, and no securities of the Issuer were pledged to secure any indebtedness.

## Item 4. Purpose of Transaction
Purpose of transaction: No material change from Amendment number one. The additional investment is consistent with The Chiliz Group's previously disclosed investment purpose and strategic interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Chiliz Group (formally, HX Entertainment) beneficially owns 305,644 shares of Common Stock, representing approximately 13.0% of the outstanding Common Stock of the Issuer. The percentage of class beneficially owned was calculated based on 56,644,223 share of Common Stock outstanding as of November 3, 2025, as reported by the Issuer on the cover page of its Quarterly Report on Form 10-Q for the quarter of September 30, 2025, which amount has been adjusted to reflect the Issuer's 1-for-25 reverse stock split effective December 16, 2025 (resulting in approximately 2,265, 769 shares outstanding on a post-split basis), and further adjusted to include 86,956 shares of Common Stock issued to the Reporting Person pursuant to the Securities Purchase Agreement dated February 13, 2026 (resulting in an estimated total of approximately 2,352,725 shares outstanding). The actual number of shares of Common Stock outstanding at the time of this filing may differ from the amount used in this calculation as a result of subsequent issuances, exercises of derivative securities, or other transactions by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Chiliz Group (formally, HX Entertainment) has sole voting and dispositive power with respect to 305,644 shares of Common Stock.
Transactions in the class effected during the past sixty days: The following transactions in the Common Stock were effected by the Chiliz Group (formally HX Entertainment) during the past sixty days. Purchased on February 13, 2026 for $2.30 per share. Purchase of restricted securities pursuant to Securities Purchase Agreement dated February 13, 2026
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by The Chiliz Group (formally, HX Entertainment).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On February 13, 2026, The Chiliz Group Ltd. entered into a Securities Purchase Agreement with the Issuer pursuant to which The Chiliz Group Ltd. purchased 86,956 shares of Common Stock at $2.30 per share for an aggregate subscription amount of $200,000. A copy of the Securities Purchase Agreement is filed as Exhibit A hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Securities Purchase Agreement dated February 13, 2026, between Processa Pharmaceuticals, Inc. and The Chiliz Group Ltd.

## Signatures
- HX Entertainment Ltd: X, Alexandre Dreyfus (02/19/2026)